TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
August 11, 2014

Manulife Financial Corporation announces Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 17 (“Series 17 Preferred Shares”). Manulife will issue 10 million Series 17 Preferred Shares priced at $25 per share to raise gross proceeds of $250 million. The offering will be underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc., RBC Capital Markets and TD Securities and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is August 15, 2014. Manulife intends to file a prospectus supplement to its June 23, 2014 base shelf prospectus in respect of this issue.

Holders of the Series 17 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 3.90 per cent annually, as and when declared by the Board of Directors of Manulife, for the initial period ending December 19, 2019. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.36 per cent.

Holders of Series 17 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 18 (“Series 18 Preferred Shares”), subject to certain conditions, on December 19, 2019 and on December 19 every five years thereafter. Holders of the Series 18 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.36 per cent.

Manulife intends to use the net proceeds from the offering to partially fund the redemption of Manulife’s Non-cumulative Rate Reset Class 1 Shares Series 1 (the “Series 1 Preferred Shares”) on September 19, 2014.

The Series 17 Preferred Shares and Series 18 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to Manulife's proposed redemption of the Series 1 Preferred Shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to general business and economic conditions. Additional information about material factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife
Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637 billion (US$597 billion) as at June 30, 2014. Our group of companies operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Anique Asher Manulife 416-852-9580 anique_asher@manulife.com